FORM 5

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed prusuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
Greene (Last) **Milton** (First) **Anthony** (Middle)	**Raymond James Financial (RJF)**	__X__ Director _____ 10% Owner
	3. IRS or Social Security Number of Reporting Person (Voluntary)	4. Statement for Month/Year	__X__ Officer (give title below) _____ Other (specify below)
880 Carillon Parkway (Street)		**Sept. 2002**	**Executive Vice President**
		5. If Amendment	7. Individual or Joint/Group Filing (Check Applicable Line)
St. Petersburg (City) **FL** (State) **33716** (ZIP)		Date of Original (Month/Year)	**X** Form filed by One Reporting Person ___ Form filed by More than One Reporting Person

Table I — Non Derivative Securities Acquired, Disposed of , or beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Raymond James Financial, Inc. (RJF)			Amount	(A) or (D)	Price			
RJF Common Stock						**399,457**	**D**	
RJF Common Stock						**175,241**	**I**	**ESOP**
RJF Common Stock						**8,263**	**I**	**Spouse**

NO UNREPORTED ACTIVITY

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

(Over)

SEC 2270 (9-96)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

FORM 5 (continued)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)	5. Number or Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of derivative Month (Instr. 4)	10. Ownership Form of Security: Direct (D) or Indirect (I) Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				(A)	(D)	Date Exercisible	Expiration Date	Title	Amount or Number of Shares				
Employee Stock Option (Right to buy)						**Current**	1/18/2003	**Common stock**	6,300	22.1667			
Employee Stock Option (Right to buy)						11/18/2002	1/18/2003	**Common stock**	2,700	22.1667			
Employee Stock Option (Right to buy)						11/18/02-11/18/04	1/18/2005	**Common stock**	6,000	20.6250			
						11/28/04-1/02/07	1/28/2007	**Common stock**	10,000	32.0000	25,000	**D**	

Explanation of Responses:

/S/ MILTON ANTHONY GREENE   September 30, 2002
**Signature of Reporting Person   Date

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